LOAD GUARD LOGISTICS, INC. 6317 SW 16TH AVE., Miami, FL 33155 Phone: (768) 250-1410 Fax: (768) 472-7190 info@LoadGuardTransportation.com www.LoadGuardLogistics.com

VIA EDGAR

May 13, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Load Guard Logistics, Inc.

            Amendment No. 2 to

            Registration Statement on Form S-1

            Filed: April 26, 2013

            File No. 333-186321

Dear Mr. Web:

This letter is in response to your comment letter dated May 3, 2013, with regard to the Amendment No. 2 to the Form S-1 filing of Load Guard Logistics, Inc., a Nevada corporation (“Load Guard” or the "Company") filed on April 26, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      The Company knows of no prohibition under the Securities Act in selling shares to shareholders in a private placement at the same price as will be sold to others pursuant to the offering.  Considering the limited size of our offering and the closeness in time between the original sales and the filing of the registration statement, we do not believe we are underpricing the share offering price.  In addition, several issuers had filed effective registration statements within the past year or two in which the selling shareholders purchased shares for the same price as were to be sold pursuant to the offering.  Those issuers include New Media Insight Group, Green 4 Media, and Clear Systems Recycling.  We do not understand how those issuers were able to satisfy the Commission if there is such a prohibition.

2.      Page numbers have been inserted throughout.

3.      Not applicable.

4.      An updated consent has been included and filed as exhibit 23.1.

Prospectus Cover Page

5.      The prospectus cover page has been revised accordingly.

Description of Business, page 23

6.      A separate heading for Plan of Operations has been added.

Please contact me with any further comments or questions.  The Company will file the redlined version of the S-1/A and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (info@LoadGuardTransportation.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Yosbani Mendez

_____________________

Yosbani Mendez, President